UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) April 10, 2023

RYSE Inc.

(Exact name of issuer as specified in its charter)

Ontario, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Camden Street, Toronto, Canada, M5V 1V1

(Full mailing address of principal executive offices)

929-226-0994

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

On January 25, 2023, RYSE Inc. (the “Company”) entered into an amended and restated engagement agreement with OpenDeal Broker LLC dba the Capital R (“ODB”) to host offerings, including pursuant to Regulation A, of the Company’s securities on the Republic website operated by an affiliate of ODB. In connection with offering its securities on the Republic website, the Company also entered into a triparty escrow agreement with ODB and  BankProv, as escrow agent.

Copies of the engagement agreement and escrow agreement are filed as Exhibits 6.6 and 8.1, respectively, to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Trung Pham
Name: Trung Pham
Title: Chief Executive Officer

Date: April 10, 2023

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Exhibit Index

Exhibit No.	Description

6.6	Amended and Restated Engagement Agreement, dated January 25, 2023, between RYSE Inc. and OpenDeal Broker LLC dba the Capital R.
8.1	Escrow Agreement by and among Ryse Inc, OpenDealer Broker LLC and BankProv.

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